January 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Jeffrey Gabor

Re: Cantor Equity Partners II, Inc.

Draft Registration Statement on Form S-1

Submitted August 28, 2024

CIK No. 0002034269

Ladies and Gentlemen:

Cantor Equity Partners II, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated September 24, 2024 (the “Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on August 28, 2024. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. This letter will be filed concurrently with the filing of an amendment to the Draft Registration Statement on Form S-1 (“Amendment No. 1”).

Draft Registration Statement Submitted August 28, 2024

Cover Page

1.	Please provide a cross-reference highlighted by prominent type or in another manner to all the sections in the prospectus for disclosures related to each of compensation and material conflicts of interest, as required by Item 1602(a)(3) and (5) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

Summary, page 1

2.	We note your disclosure regarding the $1,750,000 in working capital loans. Please describe the terms of repayment of these loans. See Item 1602(b)(5) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 35, 99 and 148 of Amendment No. 1 to address the Staff’s comment.

3.	Please revise the conflicts of interest disclosure in the summary to address the conflicts of interest arising from the remuneration described on pages 8 and 9.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 32 – 35 of Amendment No. 1 to address the Staff’s comment.

4.	Please revise the disclosure on page 10 and 104 to also disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 13 and 111 of Amendment No. 1 to address the Staff’s comment.

Our Company, page 2

5.	Please expand your discussion of the manner in which you will identify and evaluate potential business combination candidates to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to identify and evaluate a target company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 8, 48 and 106 of Amendment No. 1 to address the Staff’s comment.

6.	Where you discuss the prior SPAC/de-SPAC experience of your management, please disclose redemption levels in connection with any extensions and/or business combination transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 3 – 4 and 102 – 103 of Amendment No. 1 to address the Staff’s comment.

Initial Business Combination, page 5

7.	Please revise to clarify any plans to seek additional financings as required by Item 1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using, among other sources, the proceeds of the sale of your securities in connection with your initial business combination and that you intend to target businesses larger than you could acquire with the net proceeds of this offering and the sale of the private placement shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 7 of Amendment No. 1 to address the Staff’s comment.

Founder Shares, page 13

8.	Please expand your disclosure on pages 15 and 24, and elsewhere as appropriate, including your risk factor on page 37, to clarify whether any public shares sold in this offering would be required to approve the business combination if the minimum to constitute a quorum is present at the meeting.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 17, 26, 40, 120 and 153 of Amendment No. 1 to address the Staff’s comment.

Conflicts of Interest, page 29

9.	Please revise your disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 32 – 35 of Amendment No. 1 to address the Staff’s comment.

Risk Factors

We may not be able to complete an initial business combination..., page 54

10.	With a view toward disclosure, please tell us whether your sponsor has any members who are, or has substantial ties with, a non-U.S. person.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the page 57 of Amendment No. 1 to address the Staff’s comment.

Risks Relating to Cantor, our Sponsor and Management Team, page 58

11.	We note the disclosure on page 11 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement shares or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 61 – 62 of Amendment No. 1 to address the Staff’s comment.

12.	We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement shares, as stated on page 101 of your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the page 92 of Amendment No. 1 to address the Staff’s comment.

Management, page 128

13.	Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. See Item 1603(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure throughout Amendment No. 1 to address the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS II, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

cc:	Stuart Neuhauser, Esq.

[Signature Page to Response Letter to the SEC – Form S-1 Registration Statement of Cantor Equity Partners II, Inc. – January 2025]

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